Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 31, 2006

Registration Statement No. 333-131764

4,000,000 Shares

LUNA INNOVATIONS INCORPORATED

Common Stock

On May 31, 2006, Luna Innovations Incorporated filed amendment no. 6 to its registration statement on form S-1 (registration number 333-131764) to update certain disclosures that had been provided in its preliminary prospectus dated May 9, 2006. The following summarizes certain terms of the disclosure in the preliminary prospectus included in amendment no. 6 to the registration statement that updates the disclosure in the preliminary prospectus dated May 9, 2006. References to “we,” “us,” “our” and “our company” are used in the manner described in the preliminary prospectus included in amendment no. 6 to the registration statement dated May 31, 2006.

Issuer

Luna Innovations Incorporated

Estimated price range for offering of common stock

The proposed initial public offering price range is $6.00 to $8.00 per share, as stated in our preliminary prospectus included in amendment no. 6 to the registration statement dated May 31, 2006. This range represents a decrease from a price range of $11.00 to $13.00 per share, as stated in our preliminary prospectus dated May 9, 2006.

Summary historical and pro forma financial data

The following table presents selected balance sheet data as of March 31, 2006 on an actual basis and on an as adjusted basis to give effect to the sale by us of 4,000,000 shares of our common stock in this initial public offering at an assumed price of $7.00 per share, the mid-point of the range set forth above, after deducting the underwriting discount and estimated offering expenses.

(in thousands)	As of March 31, 2006
	Actual	As Adjusted
Consolidated Balance Sheet Data:	(unaudited)
Cash and cash equivalents	$10,099	$34,639
Working capital	9,627	34,167
Total assets	21,369	45,909
Total current liabilities	5,684	5,684
Total debt (1)	5,406	5,406
Stockholders’ equity	9,637	34,177

(1)	Includes capital lease obligations.

Risk factors

Risks Related to This Offering

New investors in our common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $3.75 in net tangible book value per share of common stock. This amount represents the difference between the assumed initial public offering price of $7.00 per share, which is based on the mid-point of the range set forth above, and the net tangible book value per share of common stock after the offering of $3.25. In addition, the number of shares available for issuance under our stock plans may increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

Use of proceeds

We estimate that the net proceeds from the sale of the 4,000,000 shares of our common stock that we are selling in this offering will be approximately $24.5 million, based on an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth above, after deducting the underwriting discount and estimated offering expenses. As a result of the decrease in the estimated price to the public as described above, the estimated net proceeds will decrease from approximately $43.1 million to approximately $24.5 million, or approximately $28.4 million if the underwriters exercise their over-allotment option in full. Assuming that the initial public offering price is at the low end of the range—$6.00 per share—and that the underwriters do not exercise their over-allotment option, the estimated net proceeds from the offering will be $20.8 million. However, the intended use of proceeds remains unchanged. Despite the decrease in the estimated price to the public, we believe cash and cash-equivalents after this offering will be sufficient to meet our currently estimated operating and investing requirements through the beginning of 2008.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) our net proceeds from this offering by approximately $3.7 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $3.9 million.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006:

➢	on an actual basis; and
➢	on an as adjusted basis to give effect to the sale of us of 4,000,000 shares of common stock at an assumed initial offering price of $7.00 per share, the mid-point of the range set forth above, less the underwriting discount and estimated offering expenses.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$10,099,059	$34,639,059

Senior convertible promissory notes	5,000,000	5,000,000
Redeemable common stock, 308,216 shares outstanding; no shares issued and outstanding, as adjusted(1)	504,984	—
Stockholders’ equity:
Common stock, $0.001 par value; 54,245,588 shares authorized, 5,829,385 shares issued and outstanding, actual; 100,000,000 shares authorized, 10,234,325 shares issued and outstanding, as adjusted	5,829	10,234
Additional paid-in capital	11,807,196	37,127,100
Accumulated deficit	(2,176,282)	(2,455,607)

Total stockholders’ equity and redeemable common stock	10,141,727	34,681,727

Total capitalization	$15,141,727	$39,681,727

(1) Certain stockholders that have received shares of our common stock in connection with our acquisition of Luna Technologies have the right to redeem a percentage of the outstanding shares issued pursuant to that transaction. This redemption right is extinguished upon the effectiveness of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and redeemable common stock, and total capitalization by approximately $3.7 million, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $7.00 per share of our common stock, which is the mid-point of the range set forth above, and the as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value as of March 31, 2006 was $8.7 million, or $1.40 per share. Our net tangible book value per share set forth below represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2006, which includes shares of common stock that will be issued to Carilion Health System in connection with certain antidilution provisions afforded to that stockholder upon the effectiveness of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $7.00 per share, which is the mid-point of the range set forth above, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $33.2 million. This amount represents an immediate increase in net tangible book value of $1.85 per share to our existing stockholders and an immediate dilution in net tangible book value of $3.75 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$7.00
Net tangible book value per share as of March 31, 2006	$1.40
Increase in net intangible book value per share attributable to this offering per share to existing investors	$1.85
As adjusted net tangible book value per share after this offering		3.25

Dilution per share to new investors		$3.75

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) our net tangible book value by approximately $3.7 million, our as adjusted net tangible book value per share after this offering by approximately $0.36 and dilution per share to new investors by approximately $0.64, assuming that the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions.

The following table sets forth, on an as adjusted basis, as of March 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting the underwriting discount and estimated offering expenses at an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth above.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,234,325	60.9%	$11,463,456	29.0%	$1.84
New investors	4,000,000	39.1	28,000,000	71.0	7.00

Total	10,234,325	100.0%	$39,463,456	100.0%

Aggregated option exercises in 2005 and year-end option values

The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers, as of December 31, 2005. No options were exercised by the named executive officers in 2005. The value of in-the-money stock options represents the fair market value of the shares underlying the options, which is based upon the assumed initial public offering price of $7.00 per share, minus the exercise price per share, multiplied by the number of shares underlying the options.

	Number of Securities Underlying Unexercised Options at December 31, 2005			Value of Unexercised In-The- Money Options at December 31, 2005(2)
Name	Exercisable	Unexercisable		Exercisable	Unexercisable
Kent A. Murphy	—	113,047	(1)	—	$747,241
Scott A. Graeff	169,572	56,524		1,127,653	375,885
Scott A. Meller	235,278	36,036		1,564,599	239,639
Robert P. Lenk, Ph.D.	—	113,048		—	671,506
Stephen R. Wilson, Ph.D.	—	84,785		—	563,820
Michael F. Gunther	—	—		—	—

(1)	Excludes options to purchase 64,000 shares of common stock of Luna Analytics, Inc. at an exercise price of $0.11 per share granted on January 17, 2002, pursuant to the Luna Analytics, Inc. 2001 Stock Plan.

(2)	Values based on the difference between the exercise price per share and the estimated initial public offering price per share.

To review a filed copy of our current registration statement, click on the following link:

http://www.sec.gov/cgi-bin/browse-

edgar?company=Luna+Innovations&CIK=&f ilenum=&State=&SIC=&owner=include&action=getcompany

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 415-249-2900.